Exhibit 99.1

ADS-TEC Energy reports preliminary and unaudited financial results

NÜRTINGEN, Germany--(BUSINESS WIRE)-- ADS-TEC Energy PLC (NASDAQ: ADSE) (the “Company”), a global leader in battery-based energy storage and fast-charging systems, today announced its preliminary and unaudited condensed consolidated financial statements for the year 2025, covering the period ended December 31, 2025.

Financial Overview

●	2025 was primarily a year of transition and strategic positioning. While reported financial figures were modest, the Company continued to execute in line with its long-term strategy and made meaningful progress toward building a scalable platform with recurring revenues.

●	Our revenue declined from €110 million in 2024 to €31.6 million in 2025, primarily driven by the combined impact of the insolvency of a key customer in the legacy EV-charging hardware business and the ongoing strategic pivot toward new business models that had not yet been translated into revenue.

●	Service revenues increased to €10.3 million in 2025, almost doubling compared to €5.6 million in 2024, reflecting continued expansion of the installed base and demonstrating the growing contribution of recurring revenue streams.

●	Operating result was minus €56.7 million (compared to minus €8.6 million in 2024), reflecting the impact of lower revenues as well as an inventory write-down of €10.2 million, related to valuation adjustments in raw materials and finished goods. This development is consistent with the build-up of inventory in prior periods and the Company’s ongoing efforts to realign production and sales.

●	Following the redemption of its senior secured convertible notes in November 2025 (amounting to $27.9 million), the Company maintained a cash position of €7 million at year-end, providing near-term liquidity to support its ongoing strategic initiatives.

Business Development

●	Overall, 2025 marked a transition in the Company’s business model, with a focus on developing and scaling additional business lines. The Company is repositioning its business from its traditional charging and service activities toward a more diversified model, which continues to include its core charging solutions while expanding into Commercial & Industrial (C&I), Own & Operate (O&O) activities with related revenue streams such as energy management and advertising, and service- and software-related offerings, as well as large scale battery projects. The Company’s strategy includes combining large scale battery projects with full or partial ownership, intelligent operation, and long-term services, supported by investments in scalable platform infrastructure to enable international expansion and improved operational control. The objective of this transition is to increase recurring revenues and build a more stable and scalable revenue base over time. This transition also reflects the Company’s efforts to address limitations of its legacy hardware-driven model, which was historically characterized by a limited number of larger transactions and production ahead of realized demand, resulting in inventory build-up and delayed deployment of systems.

●	Charging: Demand for the Company’s charging solutions continues, notwithstanding lower sales in 2025. Customer purchasing patterns have evolved from large bulk orders toward more phased deployments, reflecting installation timelines, project complexity and execution considerations. As part of this development, the Company has expanded and diversified its customer base to more than 100 clients, with an increasing focus on blue-chip counterparties. While initial orders from new customers are typically smaller in size, this approach is expected to support more stable growth, improved margins and increased visibility across key geographies over time.

●	Commercial & Industrial (C&I): Commercial activity commenced in Q3 2025 following the finalization of key partnerships and product availability, including long-term cooperation with one of the major world battery suppliers. The Company has made a deliberate shift toward a partnership-based model, reflecting a strategic response to earlier commercial and technical constraints in the delivery model and positioning the C&I business line for more sustainable and repeatable deployment going forward. Due to the timing of its launch, revenues in 2025 were still limited; however, the Company was able to build an order backlog of approximately €9 million, with deliveries beginning in 2026 and expected to contribute to revenues.

●	Large scale battery project: About a year ago, the Company began developing a large scale battery project in southern Germany together with our C&I business with a planned multi-GW capacity. The project has made significant progress to date, including securing land, obtaining municipal approval and advancing grid connection arrangements. Based on the current timeline, the Company expects to reach ready-to-build status in 2026, subject to final construction permitting and finalization of a grid connection agreement; following which it intends to advance financing and evaluate potential strategic partnerships. Once operational, the project is expected to generate returns and support long-term cash flow generation.

●	Own & Operate (O&O): Although growth was delayed by legacy financing constraints, the Company has established its first O&O installations, secured more than 150 locations, and brought initial systems into operation—supporting the development of recurring revenue streams through energy management features (e.g. trading) and advertising.

●	Service: Service revenues are driven by the Company’s installed base, with more than 330 service contracts currently in place, typically with multi-year tenors of approximately eight years following a standard two-year warranty. These contracts provide recurring revenue visibility and support margins across business cycles. Service agreements are generally entered into in connection with hardware sales and are an integral part of the Company’s offering, including maintenance, monitoring, software updates and energy management services.

●	Platform and scalability: The Company has completed a full SAP implementation, providing the necessary infrastructure to support international scaling, recurring revenue management, and improved operational control across its business lines.

●	Financing: Following the redemption of the convertible note facility, the Company is evaluating alternative debt financing options to support its ongoing strategic initiatives, particularly a large scale battery project, as it progresses toward ready-to-build status and subsequent development. In this context, the Company has engaged advisors to explore a potential EUR 125 million bond issuance or direct loan with a tenor of three to five years.

Building for the Future

1.	Although revenue from the EV charging business declined significantly in 2025, the Company expects demand to support a gradual recovery in the charging business, driven by continued EV adoption and the ongoing need for charging infrastructure. The Company also anticipates that fleet and corporate demand may contribute to EV market growth in the coming years.

2.	The Company has established a C&I sales pipeline, which is expected to progressively translate into revenues as projects are executed. In addition, the Company continues to advance the development of its large scale battery project and expects to reach ready-to-build status in 2026, which represents a key milestone toward the project’s subsequent development and commercialization.

3.	Own & Operate business is expected to start contributing to the Company’s revenues, as installations are rolled out and become operational.

4.	Service revenues are expected to continue to grow, supported by the expansion of the installed base and associated service contracts.

In line with its strategic priorities to implement a sustainable long-term capital structure, the Company is assessing financing options to support its future business over time, which may include bonds, bilateral loans or other debt facilities.

Preliminary and Unaudited Consolidated Financial Statements

Income Statement

EURk	2025 preliminary and unaudited	2024

Revenue	31.559	110.013
Cost of sales	(47.842)	(90.585)
Gross profit (loss)	(16.283)	19.428
Research and development expenses	(8.488)	(8.971)
Selling and general administrative expenses	(32.797)	(31.588)
Impairment gains (losses) on trade receivables, contract assets, and other investments	(55)	(58)
Other income	2.264	14.530
Other expenses	(1.334)	(1.949)
Operating result	(56.694)	(8.608)
Finance income	60.788	24
Finance expenses	(59.542)	(88.883)
Share listing expenses	-	-
Net finance result	1.246	(88.859)
Result before tax	(55.447)	(97.467)
Income tax benefits (expenses)	257	(491)
Result for the period	(55.190)	(97.958)

Balance Sheet

Assets	2025 preliminary and unaudited	2024

EURk
Intangible assets	12.910	20.529
Right-of-use assets	2.981	3.273
Property, plant, and equipment	7.614	6.195
Other investments and other assets	169	179
Trade and other receivables (non-current)	-	12
Deferred tax assets	15	-
Non-current assets	23.689	30.188
Inventories	51.010	63.666
Contract assets	-	40
Trade and other receivables (current)	8.563	28.479
Cash and cash equivalents	6.987	22.858
Current assets	66.560	115.043
Total assets	90.249	145.231

Equity and liabilities	2025 preliminary and unaudited	2024

EURk
Share capital	5	5
Capital reserves	332.907	245.298
Other equity	613	1.043
Retained earnings	(344.347)	(289.156)
Total equity	(10.822)	(42.810)
Lease liabilities (non-current)	1.866	2.336
Loans and borrowings (non-current)	54.808	119.581
Trade and other payables (non-current)	214	209
Contract liabilities (non-current)	2	265
Other provisions (non-current)	747	2.132
Deferred tax liabilities	1.345	1.670
Non-current liabilities	58.982	126.193
Lease liabilities (current)	1.322	1.144
Loans and borrowings (current)	5.010	13.333
Trade and other payables (current)	20.652	34.963
Contract liabilities (current)	11.955	6.809
Income tax liabilities (current)	75	14
Other provisions (current)	3.075	5.586
Current liabilities	42.089	61.849
Total liabilities	101.071	188.042
Total equity and liabilities	90.249	145.231

Cash Flow

EURk	2025 preliminary and unaudited	2024
Result for the period	(55.190)	(97.958)
Depreciation and amortization	10.588	6.699
Finance income excluding foreign currency (gains) losses	(60.788)	(24)
Finance expense	0	82.222
Share listing expense	59.542	-
Non-cash effective foreign currency gains	22	6.352
Stock compensation	2.655	3.866
Gain (loss) on disposal of property, plant, and equipment	115	2
Change in trade receivables not attributable to investing or financing activities	7.544	7.052
Change in inventories	11.818	(24.359)
Change in trade payables	(14.367)	12.929
Change in contract assets	40	(40)
Change in contract liabilities	4.906	(462)
Change in other investments and other assets	(341)	101
Change in other provisions	(3.996)	(13.063)
Change in other liabilities	394	(116)
Income tax expenses (benefits)	(257)	491
Interest received	395	24
Income taxes paid	(15)	(3)
Cash flow from operating activities	(36.934)	(16.287)
Purchase of property, plant, and equipment	(2.883)	(958)
Investments in intangible assets, including internally generated intangible asset	(399)	(445)
Proceeds from sale of property, plant, and equipment	20	107
Cash flow from investing activities	(3.262)	(1.296)
Proceeds from borrowings, shareholder contribution, and loans	6.275	13.966
Proceeds from Convertible Loan	38.156
Proceeds from issues of shares and other equity securities	661	776
Proceeds from the issue of warrants presented as financial liabilities	9.000	-
Repayment of loans and borrowings		(11.225)
Proceeds from the exercise of warrants	26.950	9.260
Repayment of shareholder loans	(22.026)	-
Repayment of Convertible Loan	(21.231)
Repayment of lease liabilities	(1.273)	(996)
Interest paid	(12.517)	(1.183)
Cash flow from financing activities	23.995	10.598
Net decrease (-) / increase in cash and cash equivalents	(16.201)	(6.985)
Cash and cash equivalents at the beginning of the period	22.858	29.162
FX effects	331	681
Net cash and cash equivalents at the end of the period	6.987	22.858

About ADS-TEC Energy

Based on more than ten years of experience with lithium-ion technologies, ADS-TEC Energy develops and produces battery storage solutions and fast charging systems including their energy management systems. Its battery-based fast-charging technology enables electric vehicles to charge ultra-fast even with weak power grids and is characterized by a very compact design. The Company, based in Nürtingen, Baden-Württemberg, was nominated for the German Future Prize by the Federal President and was included in the "Circle of Excellence" in 2022. The high quality and functionality of the battery systems is due to a particularly high level of in-depth development and in-house production. With its advanced system platforms, ADS-TEC Energy is a valuable partner for car manufacturers, energy supply companies and charging station operators.

More information at: www.ads-tec-energy.com

Forward-looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, among other things, statements regarding the Company’s expectations with respect to future performance, the development and scaling of its business lines, including EV charging, Commercial & Industrial, large scale battery projects, Own & Operate activities, service and software offerings, and the anticipated timing of certain commercial activities, as well as the Company’s ability to successfully execute its strategic transition toward a more diversified and recurring revenue-based business model. There are a significant number of factors that could cause actual results to differ materially from the statements made in this press release, including: risks related to demand for EV charging and energy storage solutions and the continued adoption of electric vehicles; risks related to inventory levels and the Company’s ability to sell products at anticipated prices and within expected timeframes; risks that the Company’s order backlog may not be realized as expected, including as a result of delays, modifications or cancellations; risks associated with the development of large scale battery projects, such as the ability to obtain permits, achieve ready-to-build status, secure grid connection and supply chain arrangements, and complete construction and commercialization; risks related to the Company’s reliance on strategic partnerships and the potential for disruption, underperformance or termination of such arrangements; the Company’s ability to secure additional financing; the Company’s ability to access sufficient liquidity in the near term to sustain operations and execute its strategy; risks relating to the capital-intensive nature of the Own & Operate model, including utilization risk and the ability to recover upfront investments; risks related to customer adoption, retention and service performance; supply chain constraints, reliance on key suppliers and contractors, and risks of delays, cost overruns or disruptions in project execution; competition and technological developments in the EV charging and battery storage markets; the Company’s dependence on a limited number of customers for a significant portion of revenues; potential reductions in governmental incentives supporting EV adoption; unexpected delays in product development or commercialization; the Company’s ability to expand geographically and build scalable processes; the risk that the Company’s technology could have undetected defects or errors; as well as general macroeconomic, regulatory and market conditions, including inflation, interest rates, geopolitical developments and changes in energy and environmental regulation. Additional information regarding these and other risks and uncertainties will be set forth in other filings that we make with the SEC from time to time. All forward-looking statements in this press release are based on information available to us as of the date hereof, and we do not assume any obligation to update the forward-looking statements provided to reflect events that occur or circumstances that exist after the date on which they were made, except as required by applicable law.